EXHIBIT 99.1

B2Gold Announces Pricing of Upsized Offering of Convertible Senior Notes

VANCOUVER, British Columbia, Jan. 23, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G)

(“B2Gold” or the “Company”) announces that it has priced its previously announced offering of convertible senior unsecured notes due 2030 (the “Notes”) in an aggregate principal amount of US$400 million (the “Offering”). The Company has granted the initial purchasers of the Notes an option for a period of 15 days to purchase up to an additional US$60 million aggregate principal amount of Notes.

The Notes will bear cash interest semi-annually at a rate of 2.75% per annum. The initial conversion rate for the Notes will be 315.2088 common shares of B2Gold (“Shares”) per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$3.17 per Share. The initial conversion rate represents a premium of approximately 35% relative to today’s closing sale price of the Shares and is subject to adjustment in certain events.

B2Gold will have the right to redeem the Notes in certain circumstances and holders will have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events.

The Offering is expected to close, subject to customary closing conditions, on or about January 28, 2025.

The Company intends to use the net proceeds from the Offering to fund working capital requirements and for general corporate purposes. In order to reduce interest expense, the Company will initially apply the net proceeds to pay down the outstanding balance under the Company’s revolving credit facility (the “Revolving Credit Facility”) and then subsequently use future draws on the Revolving Credit Facility to fund such working capital requirements and for general corporate purposes.

In connection with the Offering, B2Gold entered into a cash settled total return swap with respect to approximately US$50 million of Shares with one of the initial purchasers of the Notes. The total return swap is intended to give B2Gold economic exposure to its Shares during the term of the total return swap, which is expected to be approximately one month. In connection with establishing its initial hedge of the total return swap, B2Gold was advised that the total return swap counterparty or its affiliate purchased Shares at the close of trading today. Such purchases may have the effect of increasing (or reducing the size of any decrease in) the market price of the Shares. Any unwind of such hedge positions, including at settlement of the total return swap, may have the effect of decreasing (or reducing the size of any increase in) the market price of the Shares or the Notes.

The Notes and the Shares issuable upon the conversion thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or qualified by a prospectus in Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Notes will be offered only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws.

This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements relating to the Offering, the option to purchase additional Notes, if any, the terms of the Notes, the anticipated timing for closing of the Offering, the anticipated use of proceeds and certain statements related to the total return swap. These Forward-looking Statements are based on certain assumptions that B2Gold has made in respect thereof as at the date of this news release. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of B2Gold to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, without limitation, risks relating to the need to satisfy the conditions expected to be set forth in the purchase agreement for the Notes; the need to satisfy regulatory and legal requirements with respect to the Offering; as well as those factors discussed under “Risk Factors” in B2Gold’s Annual Information Form for the fiscal year ended December 31, 2023, a copy of which can be found on the Company’s profile on the SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Although B2Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Investor Relations:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com